03011490

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40800

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: COMO Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
60 State Street, Suite 3750
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
David MacDonald — 617-742-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Romito, Tomasetti & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

600 West Cummings Park	Woburn	MA	01801
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C.

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 18 2003 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Frabotta, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMO Securities, Inc., as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President
Title

Notary Public
expires 09/04/09

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X **(o) Independent Auditor's Report on Internal Accounting Control**

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

*** Not Applicable, See Schedule II**

COMO Securities, Inc.

Financial Statements

December 31, 2002 and 2001

RTA

Romito, Tomasetti & Associates, P.C.
Woburn, Massachusetts

Table of Contents

	Page
Annual Audit Report - Facing Page	-
Independent Auditor's Report	1
Statements of Financial Condition	2
Statements of Income	3
Statements of Changes in Stockholders' Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission	8
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934	9
Schedule II - Computation for Determination of Reserve Requirements for Broker-Dealer Under Rule 15c3-3 of the Securities Exchange Act of 1934	10
Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission	11

Romito, Tomasetti & Associates, P.C.
Certified Public Accountants
600 West Cummings Park, Suite 4050
Woburn, Massachusetts 01801-6350
Phone (781) 938-5600 Fax (781) 938-6125

Independent Auditor's Report

To the Board of Directors and Stockholders
COMO Securities, Inc.:

We have audited the accompanying statements of financial condition of COMO Securities, Inc. as of December 31, 2002 and 2001, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COMO Securities, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Romito, Tomasetti & Associates, P.C.

February 11, 2003

COMO Securities, Inc.

Statements of Financial Condition

December 31, 2002 and 2001

Assets

	2002	2001
Current assets:		
Cash	$ 72,230	63,931
Accounts receivable - commissions	-	9,920
Advances to affiliates	26,578	95,825
Prepaid expenses	4,455	1,908
Total current assets	103,263	171,584
	$ 103,263	171,584

Liabilities and Stockholders' Equity

	2002	2001
Current liabilities:		
Accounts payable	$ 2,587	3,189
Total current liabilities	2,587	3,189
Stockholders' equity:		
Common stock, $.50 par value; 15,000 shares authorized; 100 shares issued; 63.44 shares outstanding as of December 31, 2002 and 57.10 shares outstanding as of December 31, 2001	50	50
Additional paid-in-capital	134,984	128,950
Retained earnings (deficit)	(27,544)	48,206
Treasury stock at cost - 36.56 shares as of December 31, 2002 and 42.90 shares as of December 31, 2001	(6,814)	(8,811)
Total stockholders' equity	100,676	168,395
Commitments (Notes 3 and 4)		
	$ 103,263	171,584

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Income

For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue - placement and consulting fees	$ 50,000	200,000
Revenue - commissions	27,201	9,920
Total revenues	77,201	209,920
General and administrative expenses:		
Accounting and tax services	10,529	4,020
Administrative charge (Note 3)	134	-
Bank charges	67	53
Insurance bond	461	377
Legal fees	1,378	5,644
Office expense	24,776	-
Outside services	-	20,000
Payroll	95,344	17,940
Registration and filing fees	3,953	3,597
Research subscription fees	15,859	401
Total general and administrative expenses	152,501	52,032
Net income (loss) from operations	(75,300)	157,888
Other income:		
Dividends	6	-
Total other income	6	-
Net income before taxes	(75,294)	157,888
Provision for state income taxes (Note 2)	456	456
Net income (loss)	$ (75,750)	157,432

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Changes in Stockholders' Equity

For the Years Ended December 31, 2002 and 2001

	Issued Shares of Common Stock $.50 Par	Common Stock	Additional Paid-In Capital	Retained Earnings (Deficit)	Treasury Stock	Total
Balance, January 1, 2000	100	$ 50	128,950	(109,226)	(6,814)	12,960
Purchased 27.5 shares held in treasury	-	-	-	-	(5,280)	(5,280)
Sale of 17.1 shares held in treasury	-	-	-	-	3,283	3,283
Net income	-	-	-	157,432	-	157,432
Balance, December 31, 2001	100	50	128,950	48,206	(8,811)	168,395
Sale of 6.34 shares held in treasury	-	-	6,034	-	1,997	8,031
Net loss	-	-	-	(75,750)	-	(75,750)
Balance, December 31, 2002	100	$ 50	134,984	(27,544)	(6,814)	100,676

See accompanying notes to financial statements.

COMO Securities, Inc.

Statements of Cash Flows

For the Years Ended December 31, 2002 and 2001

	2002	2001
Increase (decrease) in cash:		
Cash flows from operating activities:		
Cashed received from customers	$ 87,121	200,000
Cash paid to vendors and affiliates	(130,874)	(46,316)
Dividends received	6	-
Income taxes paid	(456)	(456)
Net cash provided (used) by operating activities	(44,203)	153,228
Cash flows from financing activities:		
Advances from (to) affiliates, net	44,471	(109,425)
Sale (purchase) of treasury stock, net	8,031	(1,997)
Net cash provided (used) by financing activities	52,502	(111,422)
Net increase in cash	8,299	41,806
Cash, beginning of year	63,931	22,125
Cash, end of year	$ 72,230	63,931
Reconciliation of net income (loss) to net cash provided (used) by operating activities:		
Net income (loss)	$ (75,750)	157,432
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Change in operating assets and liabilities:		
(Increase) decrease in:		
Accounts receivable - commissions	9,920	(9,920)
Advances to affiliate	24,776	3,211
Prepaid expenses	(2,547)	(403)
Increase (decrease) in:		
Accounts payable	(602)	2,908
Total adjustments	31,547	(4,204)
Net cash provided (used) by operating activities	$ (44,203)	153,228
Supplemental schedule of noncash financing activities:		
Allocated overhead expenses from affiliate applied to advances to affiliate	$ 24,776	3,211

See accompanying notes to financial statements.

COMO Securities, Inc.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Organization

The Company was incorporated on December 14, 1988, pursuant to the laws of the Commonwealth of Massachusetts, to engage in the business of a broker and/or dealer in securities. The Company is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers.

(2) Summary of Significant Accounting Policies

(a) Method of Accounting

The financial statements have been prepared in accordance with the accrual basis method of accounting. Under this method of accounting, revenues and expenses are identified with specific periods of time and are recorded as earned or incurred without regard to the date of receipt or payment of cash.

(b) Federal and State Income Taxes

The Company has elected to be treated as a "small business corporation" for income tax purposes pursuant to Section 1372(a) of the Internal Revenue Code. Accordingly, since the net earnings or loss of the Company will be reported by and taxed directly to the stockholders, no provision for Federal income taxes has been reflected in the accompanying financial statements.

The provision for state income taxes represents a tax on the net worth of the Company, subject to a $456 minimum tax.

(c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

(3) Related Party Transactions

The Company is affiliated with several other companies through common stockholder control and is under common management. The Company shares office space and equipment, and utilizes professional and administrative services provided by one such affiliated Company. During each of the years ending December 31, 2002 and 2001, the Company was charged $24,776 and $3,211 for these services and expenses.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires (a) the maintenance of minimum net capital, and (b) that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, as defined. Net capital is subject to an overall minimum of $5,000. At December 31, 2002 and 2001, the Company had net capital of $69,643 and $60,742 and aggregate indebtedness ratios of .04 to 1 and .05 to 1, all of which are in compliance with minimum standards.

(5) Financial Instruments

The fair values of the Company's financial instruments all approximate their carrying values.

(6) Accounts Receivable

Accounts receivable are stated at face amount and considered to be fully collectible. Accordingly, no allowance for doubtful accounts has been reflected in the financial statements.

(7) Reclassifications

Certain amounts in the year 2001 financial statements have been reclassified to conform with the 2002 presentation.

(8) Tax Components of Retained Earnings

	2002	2001
Accumulated adjustments account:		
Balance, beginning of year	$ 43,602	(106,415)
Ordinary income (loss)	(68,984)	150,017
Dividends	6	-
Balance, end of year	(25,376)	43,602
Tax timing differences:		
Accounts receivable	-	9,920
Prepaid expenses	4,455	1,908
Accounts payable	(2,588)	(3,189)
Total tax timing differences	1,867	8,639
Other reconciling items:		
Prior C-Corp deficit	(4,035)	(4,035)
Total retained earnings (deficit)	$(27,544)	48,206

ROMITO, TOMASETTI & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
600 WEST CUMMINGS PARK, SUITE 4050
WOBURN, MASSACHUSETTS 01801-6350
PHONE (781) 938-5600 FAX (781) 938-6125

Independent Auditor's Report on Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
COMO Securities, Inc.:

We have audited the accompanying financial statements of COMO Securities, Inc. for the year ended December 31, 2002 and have issued our report thereon dated February 11, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Romito, Tomasetti & Associates, P.C.

February 11, 2003

COMO Securities, Inc.

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

December 31, 2002

	Schedule I
Computation of net capital:	
Stockholders' equity	$ 100,676
Deduct nonallowable assets:	
Advances to affiliate [Rule 15c3-1(c)(2)(iv)(B)]	26,578
Prepaid expenses	4,455
Net capital	$ 69,643
Computation of aggregate indebtedness:	
Total current liabilities	$ 2,587
Aggregate indebtedness	$ 2,587
Computation of basic net capital requirement:	
Minimum net capital required - 6-2/3% of aggregate indebtedness or $5,000 (whichever is larger), pursuant to Rule 15c3-1(a)(2)	$ 5,000
Net capital in excess of requirement	64,643
Net capital	$ 69,643
Ratio of aggregate indebtedness to net capital	.04
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2002):	
Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 69,179
Net audit adjustments	464
Net capital	$ 69,643

See accompanying notes to financial statements.

COMO Securities, Inc.

Computation for Determination of Reserve Requirements for

Broker-Dealer Under Rule 15c3-3 of the Securities Exchange Act of 1934

December 31, 2002

Schedule II

COMO Securities, Inc. is exempt from the reserve requirements of Rule 15c3-3, as its transactions are limited to acting as placement agent generally for private offerings of debt and equity securities to institutional or other accredited investors generally on a "best efforts" basis and as a nonclearing broker/dealer, fully disclosed The Company does not carry customers' accounts on its books and therefore, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirements pursuant to Rule 15c3-3 are not applicable.

See accompanying notes to financial statements.

ROMITO, TOMASETTI & ASSOCIATES, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
600 WEST CUMMINGS PARK, SUITE 4050
WOBURN, MASSACHUSETTS 01801-6350
PHONE (781) 938-5600 FAX (781) 938-6125

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors and Stockholders
COMO Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of COMO Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Independent Auditor's Report on Internal Control Structure Required by Rule 17a-5 of the Securities and Exchange Commission (Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control including, control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Romito, Tomasetti & Associates, P.C.

February 11, 2003